Exhibit 99.1

LEDDARTECH HOLDINGS INC.

VIA SEDAR+

February 16, 2024

To:	All depositories

Autorité des marchés financiers (Québec)

Dear Sir/Madam:

Re:	LeddarTech Holdings Inc. (the “Issuer”)

Notice of Meeting and Record Dates

We advise of the following with respect to the Issuer’s upcoming Meeting of Shareholders:

Meeting Type:	Annual General and Special Meeting

Meeting Date:	April 30, 2024

Record Date for Notice of Meeting:	March 14, 2024

Record Date for Voting (if applicable):	March 14, 2024

Beneficial Ownership Determination Date:	March 14, 2024

Meeting Location (if available):	Virtual Meeting

Notice-and-access for registered shareholders:	Yes

Notice-and-access for non-registered shareholders:	Yes

Notice-and-access stratification criteria:	No

Issuer sending proxy related materials directly to NOBOs:	No

Issuer paying for delivery to OBOs:	Yes

Classes of securities entitled to receive notice of meeting and to vote:

Description	CUSIP Number	ISIN
Common Shares	52328E	CA52328E1051

Sincerely,

(s) David Torralbo
David Torralbo
Chief Legal Officer and Corporate Secretary